September 6, 2006

Mr. Michael W. Quesnel
President and Chief Executive Officer
Jake's Trucking International, Inc.
505-8840-210th Street, Suite 317
Langley, BC V1M2Y2

>   **Re: Jake's Trucking International, Inc.**
>   **Amendment No. 2 to Registration Statement on Form SB-2**
>   **Filed August 22, 2006**
>   **File No. 333-135483**

Dear Mr. Quesnel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Prospectus Cover Page

1.   We note your response to our prior comment 2. Please disclose where the restrictions of separation are located.

2.   Please revise the disclosure about the securities being registered in the fee table, cover page and selling security holders section to be consistent.

Prospectus Summary

3.   Please revise your disclosure where you state you intend to register under the Exchange Act "after clearing comments on this pending registration statement."

Determination of Offering Price

4.   Please tell us, with a view to disclosure, whether you considered the offering of $.01 per share in January 2006 when you determined the offering price.

Selling Security Holders

5.   It appears that the selling shareholder table does not include the shares issuable upon exercise of the warrants. Please advise or revise.

Management's Discussion and Analysis

6.   We note your separate revenues from "Material Sales" from "Truck Rental" on your financial statements. Please explain what sales revenues you generate different from Truck Rentals and briefly discuss the cost of sales.

Financial Statements, page F-1

7.   We refer to Risk Factors, page 3 – *Our ability to continue as a going concern*…wherein you indicate you are in the development stage. We note that the financial statements are not identified as those of a development stage company and do not comply with the disclosure requirements of SFAS 7. Please revise to address this inconsistency.

Exhibits

8.   Please revise to list as Exhibit 23.1 the Independent Registered Public Accounting Firm's Consent.

9.   Please file a copy of your certificate of incorporation, rather than evidence of filing such certificate.

10.   We note your response to our prior comment 28. Please file the agreement related to the warrants and units.

Exhibit 5.1

11.   We note your response to our prior comment 29. As you are seeking to register the units, including the shares and the warrants, please provide an opinion of counsel regarding the units.

<u>Signatures</u>

12.   We note your response to our prior comment 31. However, you have not included the second paragraph of text required on the signature page. Your principal executive officer, principal financial officer, and controller or principal accounting officer should sign in those capacities below the second paragraph.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Review Accountant, at (202) 551-3603 if you have questions regarding the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3602 with any other questions.

Sincerely,

Thomas Jones
Senior Attorney

cc: Incorp Services, Inc.
        3155 East Patrick Lane, Suite 1
        Las Vegas, Nevada 89120-3481

        (via fax) William McDonald, Esq.